SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
500 BOYLSTON STREET BOSTON, MASSACHUSETTS 02116 TEL: (617) 573-4800 FAX: (617) 573-4822 www.skadden.com	FIRM/AFFILIATE OFFICES CHICAGO HOUSTON LOS ANGELES NEW YORK PALO ALTO
DIRECT DIAL 617-573-4836 DIRECT FAX 617-305-4836 EMAIL ADDRESS KENNETH.BURDON@SKADDEN.COM	WASHINGTON, D.C. WILMINGTON BEIJING BRUSSELS FRANKFURT HONG KONG LONDON MOSCOW MUNICH PARIS

February 16, 2017

VIA EDGAR

Deborah D. Skeens

Senior Counsel – Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

RE:	The GDL Fund
(File Nos. 333-213902 & 811-21969)

Dear Ms. Skeens:

Thank you for your comment letter, dated October 28, 2016, regarding the registration statement on Form N-2 filed by The GDL Fund (the “Fund”) on September 30, 2016 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “Commission”). We have considered your comments to the Registration Statement and, on behalf of the Fund, responses to those comments are set forth below. Changes will be reflected in Pre-Effective Amendment No. 1 (the “Amendment”) to the Registration Statement, which the Fund intends to file on or about the date hereof, and will be marked to show all changes made since the initial filing of the Registration Statement.

Deborah D. Skeens

February 16, 2017

Your comments are set forth in bold, followed by the Fund’s responses. Capitalized terms not otherwise defined have the meanings ascribed to them in the Registration Statement.

Deborah D. Skeens

February 16, 2017

Comments and Responses

General

1.	We note that portions of the Registration Statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments. Information in the pre-effective amendment should reflect updated information as required by Form N-2.

Noted.

2.	Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your Registration Statement.

The Fund has not and does not expect to submit an exemptive application or no-action request in connection with its Registration Statement.

We note that the Fund is covered by exemptive relief obtained by Gabelli Funds, LLC (1940 Act Rel. Nos. 25070 (notice) & 25110 (order)), which permits the Fund to make periodic distributions of long-term capital gains with respect to its common stock as frequently as twelve times each year, and as frequently as distributions are specified in accordance with the terms of any outstanding preferred stock.

3.	Please confirm in your response letter that FINRA will review the proposed underwriting terms and arrangements of the offerings to be made pursuant to each prospectus supplement. In addition, please state whether the Fund expects to issue securities registered pursuant to the Registration Statement within 12 months of its effective date. If so, we may have further comments.

The Fund confirms that it will submit, or ensure that the applicable underwriter submits, any underwritten offering to FINRA for its prior approval of the underwriting terms and arrangements to the extent that review by FINRA of such offering is required. As of the date hereof, the Fund’s Board of Trustees (the “Board”) has not authorized any specific issuance of securities pursuant to the Registration Statement. The Fund cannot predict when economic and market conditions, and other factors, may result in an authorization from the Board or a committee thereof to issue securities pursuant to the Registration Statement; however, such authorization could occur within 12 months of the effective date of the Registration Statement.

Deborah D. Skeens

February 16, 2017

Cover Page/Investment Objective

4.	The second paragraph states that the Fund may offer its securities at prices and on terms described in one or more prospectus supplements to this prospectus. In your response letter, please provide an undertaking on behalf of the Fund to file an unqualified legality opinion and related consent of counsel, consistent with Staff Legal Bulletin No. 19 (Oct. 14, 2011), in a post-effective amendment with each take-down from this shelf registration statement.

The Fund confirms that it will file an unqualified legality opinion and related consent of counsel, consistent with Staff Legal Bulletin No. 19 (Oct. 14, 2011), in a post-effective amendment with each take-down from this shelf registration statement.

Prospectus Summary

5.	Investment Objectives and Policies (p. 2):

a.	The third paragraph states that the Fund may use hedging strategies, such as short selling and the use of options, futures, swaps and “other derivatives.” Please briefly disclose here (as noted in more detail later in the prospectus) the other types of derivatives in which the Fund may invest. In addition, please clarify here, as stated under “Derivatives” at p. 29 of the prospectus, that the Fund expects to invest in these instruments primarily for hedging and risk management purposes.

The Fund has clarified the referenced disclosure. The Fund notes that it has added only a reference to forward foreign exchange contracts in the referenced list of derivatives and retained a reference to “other derivatives.” The Fund believes this disclosure reflects the principal derivative instruments in which it may invest, consistent with the disclosure under the heading “Investment Objective and Policies” in the prospectus, while also disclosing its ability to use other derivatives that may not be used as frequently and which are described in the SAI.

b.	The fourth paragraph states that, under normal market conditions, the Fund will invest at least 80% of its assets in “securities” and hedging arrangements relating to companies involved in corporate transactions or reorganizations. Please clarify the types of securities in which the Fund may invest. In addition, please state in this summary whether there is any restriction on the amount of any one type of security in which the Fund may invest. (For example, we note that the more detailed discussion of “Investment Objectives and Policies” states at p. 27 that the Fund does not expect non-investment grade investments to exceed 10% of its total assets.)

Deborah D. Skeens

February 16, 2017

The Fund has added the requested disclosure.

c.	We note that the summary discussion of “Risk Factors and Other Considerations” beginning at p. 6 of the prospectus includes disclosure relating to investments in fixed-income securities, non-investment grade securities, and preferred stock. Therefore, please add corresponding disclosure of these investments in the summary strategy discussion.

The Fund has added the requested disclosure.

6.	Dividends and Distributions (p.4): In the second paragraph, you note that distributions to preferred shareholders could in the future include a return of capital. Please briefly describe the tax treatment of distributions that include a return of capital.

The Fund has added the requested disclosure.

7.	Risk Factors and Special Considerations (pp. 6-13):

a.	Fixed Income Securities Risks (pp. 7-8): Please more clearly explain the concept of duration and sensitivity to interest rates. This should include an explanation of the difference between maturity and duration. Finally, please provide a short example illustrating the concept of duration. (E.g., if a portfolio has a duration of three years and interest rates increase by 1%, then the portfolio would decline in value by approximately 3%.) This example may be included in the more detailed discussion of “Duration and Maturity Risk” at the top of p. 38.

The Fund has added the requested disclosure.

b.	Non-Investment Grade Securities (p. 8): Please state the lowest rating of any instrument in which the Fund will invest. Please also disclose whether the Fund will invest in “distressed” securities (i.e., where the issuer is experiencing financial difficulties or distress at the time of the Fund’s acquisition of such securities) or securities that are in default.

The Fund has added disclosure it believes is responsive to this comment in response to comment 5.

Deborah D. Skeens

February 16, 2017

c.	Inasmuch as the Fund may enter into various derivative transactions, please add corresponding risk disclosure for such investments. Please ensure that the disclosure accurately describes the Fund’s use of derivatives and their risks. In connection with this, please consider the Division of Investment Management’s observations on derivatives-related disclosure in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010 (http://www.sec.gov/divisions/investmentiguidance/ici0730IO.pdf).

The Fund believes that it has described, in reasonable detail and under appropriate headings in the Prospectus, the derivative strategies that it may use as part of its principal investment strategy together with the risks related thereto, in light of its intended use of such strategies. In drafting the Registration Statement, the Fund has been mindful of the staff’s views on derivatives disclosure set forth in the July 30, 2010 letter referenced above.

d.	Leverage Risk (pp. 8-9): Please update the information in this section and elsewhere to reflect the amount of leverage as of June 30, 2016. Similarly, where applicable, please provide information regarding the Fund’s investments as reflected in the Fund’s most recent report on Form N-Q.

The Fund has generally updated disclosure in the Registration Statement where applicable to reflect currently available information.

e.	Credit Quality Ratings (p. 11): Please clearly state in your disclosure whether the notes and preferred securities to be offered by the Fund will be issued subject to a particular credit quality rating.

The Fund has clarified the referenced disclosure.

Management and Fees (p. 14)

8.	Please disclose that because the investment advisory fees are based on a percentage of managed assets, which includes assets attributable to the Fund’s use of leverage, Gabelli Funds, LLC, the investment adviser, may have a conflict of interest in determining whether to use or increase the Fund’s use of leverage. If true, please also disclose that the investment adviser will: (a) base its decision regarding whether and how much leverage to use for the Fund on its assessment of whether such use of leverage is in the best interests of the Fund; and (b) seek to manage that potential conflict by periodically reviewing the Fund’s performance and use of leverage with the Board.

The Fund has added disclosure consistent with this comment.

Deborah D. Skeens

February 16, 2017

Summary of Fund Expenses (pp. 17-18)

9.	In the narrative disclosure preceding the fee table, please include a statement that all expenses of the Fund will be borne, directly or indirectly, by the common shareholders.

The Fund has added the requested disclosure.

10.	Please explain supplementally your basis for combining the sales loads for both common and preferred shares in one line item under “Shareholder Transaction Expenses.”

Common shareholders ultimately bear the sales load expense for both common share and preferred share offerings. This is because preferred shares retain their full liquidation preference on the Fund’s balance sheet, despite the Fund receiving proceeds from a preferred share offering that reflect the deduction of a sales load. The Fund therefore believes that combining the sales loads for both common and preferred share offerings in one line item under “Shareholder Transaction Expenses” more accurately reflects the estimated total sales load expenses to common shareholders assuming all securities registered on the Registration Statement are sold.

11.	Please revise the table to reflect the Fund’s expenses associated with the Fund’s issuance of notes, including offering expenses. In addition, please state your legal basis for excluding the offering costs associated with the issuance of rights for common and preferred shares (separately), and for both common and preferred shares.

Although the Fund is registering notes to retain the flexibility to issue them during the period in which securities may be offered pursuant to the Registration Statement, it does not intend to offer notes during the Fund’s first fiscal year following effectiveness of the Registration Statement. Therefore, estimated expenses in the fee and expense table reflect estimated issuances of common and preferred shares in amounts sufficient to utilize the entire amount of securities registered pursuant to the Registration Statement. Further, the Fund believes that the offering expenses estimated for common and preferred share offerings also reasonably estimate the offering expenses that would be incurred if the common or preferred shares, or both, were issued pursuant to a rights offering.

12.	Please disclose the fees payable under the Voluntary Cash Purchase Plan as a line item in the fee table, rather than solely in a footnote.

The Fund has revised the line item in the fee table to reflect that the fee disclosed therein relates to sale transactions. As reflected in footnote 2, no fees are payable under the Voluntary Cash Purchase Plan for purchase transactions.

Deborah D. Skeens

February 16, 2017

13.	If Acquired Fund Fees and Expenses are expected to exceed .01% of the Fund’s average net assets, they should be reflected in a separate line item in the fee table. If not, please confirm that such fees are included in the line item for “Other Expenses.”

The Fund confirms that Acquired Fund Fees and Expenses, if any, do not exceed 0.01% of the Funds average net assets and therefore are included in the line item for “Other Expenses.”

14.	You note on p. 28 that the Fund may engage in short sales. Please confirm that expenses (e.g., dividend and interest payments and brokerage costs) associated with such sales are reflected in the “Other Expenses” line of the fee table.

The Fund confirms that expenses associated with short sales are reflected in the “Other Expenses” line of the fee table.

15.	Please explain your basis for classifying the dividends paid on the Series B Preferred as “Interest Expense” (as stated in Footnote 6), rather than including them in the line items relating to “Dividends on Preferred Shares.”

The Fund’s Series B Preferred have a mandatory call date of March 26, 2018. Therefore, for financial reporting purposes only, the dividends paid on the Series B Preferred are accounted for as an interest expense under GAAP, and are therefore presented on the “Interest Expense” line item in the Summary of Fund Expenses. This presentation is consistent with the Fund’s most recent annual and semi-annual financial statements.

Investment Objectives and Policies (pp. 23-53)

16.	Restricted and Illiquid Securities (p. 32): You state that the Fund may invest up to 15% of its assets in illiquid securities. Please include a discussion of these types of investments when describing the Fund’s investment policies in the prospectus. Further, please explain supplementally whether this percentage includes investments in issuers that rely on Section 3(c)(1) or 3(c)(7) of the Investment Company Act of 1940, as amended (“1940 Act”) or other investment pools that are excluded from the definition of “investment company” under the 1940 Act and are privately offered (e.g., private oil and gas funds). We may have additional comments after reviewing your response.

Deborah D. Skeens

February 16, 2017

The Fund has clarified the referenced disclosure. While this percentage would include investments in issuers that rely on Section 3(c)(1) or 3(c)(7) of the 1940 Act or other investment pools that are excluded from the definition of “investment company” under the 1940 Act and are privately offered (e.g., private oil and gas funds), inasmuch as securities of such issuers would be legally restricted as to resale, the Fund has not historically invested in such issuers and has no current intention of investing in such issuers to any significant degree.

Risk Factors and Special Considerations

17.	Convertible Securities Risk (p. 36): If the Fund will invest in contingent convertible securities, please add appropriate disclosure. Depending on your response, we may have additional comments.

The Fund understands that contingent convertible securities (“CoCos”) are a subset of “mandatory convertible” securities and are a form of hybrid debt security issued by banking institutions – typically European banking institutions – that are intended to either automatically convert into equity or have their principal written down upon the occurrence of certain “trigger events,” which may include a decline in the issuer’s capital below a specified threshold level, increase in the issuer’s risk weighted assets, the share price of the issuer falling to a particular level for a certain period of time and certain regulatory events.

CoCos are not a principal type of investment for the Fund; however, since the Fund may invest in CoCos pursuant to its investment policies, the Fund has added disclosure regarding CoCos to the Statement of Additional Information.

18.	Preferred Share and Note Risk (p. 51): In your discussion of the rights of holders of preferred shares and notes, please briefly describe the rights of noteholders.

The Fund has added the requested disclosure.

Description of the Securities (pp. 60-72)

19.	Notes—Limitations (p. 68): Please clarify the discussion of “Limitations” in this section by restating it in plain English.

The Fund has made the requested clarification.

Deborah D. Skeens

February 16, 2017

Statement of Additional Information

20.	Investment Restrictions (p. 9):

a.	The first two sentences in this section appear to be redundant, since both address the requirements for changing the Fund’s fundamental policies. For clarity, please consider consolidating these two sentences.

The Fund believes these sentences address two separate points and that stating them separately enhances shareholder understanding. The first sentence addresses the voting requirement contained in Section 13(a)(3) of the 1940 Act, which applies to all of the Fund’s outstanding voting securities voting together as a single class. The second sentence addresses the requirement contained in Section 18(a)(2)(D) of the 1940 Act that provision be made to require a separate class vote of preferred shares regarding any action requiring a vote of security holders as in Section 13(a) of the 1940 Act.

b.	Please consider describing what constitutes the vote of a majority of the outstanding voting securities for each class of the Fund’s securities (e.g., the lesser of: (a) 67% or more of the shares present at a meeting, if the holders of more than 50% of the shares are present or represented by proxy; or (b) more than 50% of the shares).

The Fund has added the requested clarifying disclosure.

c.	Please note that the limitations on borrowing in Investment Restriction (5) apply on a continuous basis.

Investment Restriction (5) only permits the Fund to borrow money “to the extent permitted by applicable law.” The Fund therefore believes that Investment Restriction (5) is appropriately responsive to the staff’s concern.

Prospectus Supplements

21.	In each prospectus supplement for subscription rights to purchase common shares, and common and preferred shares, please include the conditions noted in the section entitled “Rights Offerings” on p. 75 of the prospectus.

The Fund has updated the referenced disclosure.

Deborah D. Skeens

February 16, 2017

* * * * * * *

The Fund anticipates requesting the acceleration of the effectiveness of the Registration Statement so that the Registration Statement may become effective by early March. The Fund intends to file a further pre-effective amendment for the purpose of updating the Fund’s financial statements and completing other 2016 year-end information prior to requesting effectiveness.

Should you have any additional comments or concerns, please do not hesitate to contact me at (617) 573-4836 or Tom DeCapo at (617) 573-4814.

Best regards,

/s/ Kenneth E. Burdon

Kenneth E. Burdon